Exhibit d 9 a

MAINSTAY FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is effective as of the 18th day of June 2015, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Cushing Asset Management LP, a Texas limited partnership (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated July 11, 2014, as amended (the “Subadvisory Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to reflect the addition of the MainStay Absolute Return Multi-Strategy Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective June 18, 2015, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By:	/s/ Stephen P. Fisher
Name:	Thomas Lynch	Name:	Stephen P. Fisher
Title:	Director and	Title:	President
Associate General Counsel

CUSHING ASSET MANAGEMENT, LP

Attest:	/s/ Barry Greenberg	By:	Swank Capital LLC, its general partner
Name:	Barry Greenberg
Title:	General Counsel and
	Chief Compliance Officer	By:	/s/ Jerry V. Swank
		Name:	Jerry V. Swank
		Title:	Managing Member

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SCHEDULE A

(Effective as of June 18, 2015)

As compensation for services provided by Subadvisor with respect to each of the following Series the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for services rendered hereunder, an annual subadvisory fee with respect to the Allocated Assets of such Series equal to the following:

SERIES NAME	ANNUAL RATE
MainStay Absolute Return Multi-Strategy Fund • Sleeves within the Series:
i. Cushing Midstream MLP Alpha	0.625%*
ii. Cushing Upstream MLP Royalty	0.625%*
MainStay Cushing MLP Premier Fund	0.55%**
MainStay Cushing Renaissance Advantage Fund	0.625%***
MainStay Cushing Royalty Energy Income Fund	0.675%***

The portion of the fee based upon the average daily net assets of the respective Series shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series.

Subadvisor agrees to bear pro-rata in the impact of any management fee breakpoints that may arise upon the achievement of economies of scale as a result of asset growth of the Series.

*The Manager has agreed to waive a portion of the Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, the Subadvisor has voluntarily agreed to waive or reimburse its fee in proportion to the percentage of the total subadvisory fee that the Subadvisor earns. The Subadvisor’s share of such waivers or reimbursements shall not exceed the subadvisory fee payment the Subadvisor receives from the Manager for such Series.

**Equal to 50% of the Series’ management fee. The Manager will bear all costs of any expense cap reimbursement, fee waivers or similar adjustments for the Series.

***Subadvisor will bear fifty percent (50%) of the costs (subject to the cap described in the next sentence) of any contractual or voluntary expense cap reimbursement or fee waivers for the Series. The Subadvisor’s share of the costs shall not exceed the subadvisory fee payment the Subadvisor receives from the Manager for such Series.